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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER

CUSIP NUMBER


[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: 12/31/02


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Probex Corp.
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Full Name of Registrant

N/A
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Former Name if Applicable

15510 Wright Brothers Drive
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Address of Principal Executive Office (Street and Number)

Addison, Texas  75001
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City, State and Zip Code

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PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

         In light of several recent developments affecting the Registrant's financial condition, the Registrant is seeking an extension of the filing date for its Report on Form 10-QSB for the fiscal quarter ending December 31, 2002. A more detailed description of the events resulting in this request is set forth in the Report on Form 8-K that the Registrant filed with the Commission on February 6, 2003. These developments require substantial attention from senior management and the remaining employees. In addition, the Registrant's current cash flow situation severely limits its ability to employ outside professionals. As a result, the Registrant cannot without unreasonable effort and expense file the Form 10-QSB on a timely basis in the absence of an extension.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Roger Arnold, SVP & General Counsel         972-788-4772 x.101

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Probex Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 12, 2003                   By:  /s/ Bruce Hall
      -----------------                        -------------------------
                                               Bruce Hall, CFO & SVP